

August 31, 2023

Adam Larson
Chief Financial Officer
Cottonwood Communities, Inc.
1245 E. Brickyard Road, Suite 250
Salt Lake City, UT 84106

> **Re: Cottonwood Communities, Inc.**
> **Form 10-K for the year ended December 31, 2022**
> **Filed March 24, 2023**
> **Response filed July 14, 2023**
> **File No. 000-56165**

Dear Adam Larson:

We have reviewed your July 14, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2023 letter.

Form 10-K for the year ended December 31, 2022

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Organization and Offering Costs, page F-15

1. We have considered your response to comment 1. Given the quantitative significance of the error to cash flows from operating activities, among other quantitative and qualitative factors, and that we do not agree that the factors cited in your qualitative assessment overcomes such significance, we disagree with the Company's conclusion that the error was immaterial. Accordingly, we have concluded the Company's consolidated financial statements for the year ended December 31, 2022 are materially misstated and therefore, should be restated. Also, in light of the restatement, please reassess your conclusions

regarding disclosure controls and procedures and internal control over financial reporting as of December 31, 2022.

You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction